Exhibit 99.1

LI BANG INTERNATIONAL CORPORATION INC.

(Incorporated in the Cayman Islands with limited liability)

No. 190 Xizhang Road, Gushan Town, Jiangyin City, Jiangsu Province

People’s Republic of China

NOTICE OF ANNUAL GENERAL MEETING

to be held on June 27, 2025 Beijing Time

NOTICE IS HEREBY GIVEN that an annual general meeting (“AGM”) of Li Bang International Corporation Inc. (the “Company”) will be held at the offices of the Company located at the principal offices of the Company located at No. 190 Xizhang Road, Gushan Town, Jiangyin City, Jiangsu Province, People’s Republic of China, on June 27, 2025 at 9:00 a.m., Beijing Time (June 26, 2025 at 9:00 p.m., Eastern Time) for the purpose of considering and voting upon the following proposals:

Proposal No. 1: By ordinary resolutions, to re-appoint the following individuals as directors of the Company to serve on the Board of Directors until their office is otherwise vacated or they are removed by ordinary resolution:

Feng Huang;

Funa Li;

Lianyong Song;

Liqi Xi; and

Libing Yan.

Proposal No. 2: By ordinary resolution, subject to Proposal 3 below being passed at the AGM, to adopt a dual class share capital structure by:

(a)	re-designating, on a one-for-one basis, all of the issued and outstanding Ordinary Shares into class A ordinary shares of a par value of US$0.0001 each (“Class A Ordinary Shares”), each having one (1) vote per share and the other rights attached to it as set out in the Company’s amended and restated memorandum and articles of association to be adopted pursuant to Proposal 3 below (the “Amended and Restated M&A”);

(b)	re-designating, on a one-for-one basis, 50,000,000 of the authorized but unissued Ordinary Shares into class B ordinary shares of a par value of US$0.0001 each (“Class B Ordinary Shares”), each having fifteen (15) votes per share and the other rights attached to it as set out in the Amended and Restated M&A; and

(c)	re-designating, on a one-for-one basis, all of the remaining authorized but unissued Ordinary Shares into Class A Ordinary Shares, each having one (1) vote per share and the other rights attached to it as set out in the Amended and Restated M&A.

Proposal No. 3: By special resolution, subject to Proposal 2 above being passed at the AGM, to amend and restate the current memorandum and articles of association of the Company in the form attached as Exhibit A to the accompanying Proxy Statement.

Capitalized terms used but not defined in this Notice of Annual General Meeting shall have the same meaning as defined in the accompanying Proxy Statement.

The board of directors of the Company has fixed the close of business on May 28, 2025 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the AGM or any adjourned or postponed meeting thereof.

Please refer to the Proxy Form, which is attached to and forms part of this notice. The full text of each resolution to be voted upon at the AGM pursuant to Proposals 1 to 3 above is set forth in the Proxy Form. The Proxy Statement is also available for viewing at https://www.transhare.com/libang. Holders of record of the Company’s Ordinary Shares at the close of business on the Record Date are entitled to vote at the AGM and any adjourned or postponed meeting thereof.

Holders of record of the Company’s Ordinary Shares as of the Record Date are cordially invited to attend the AGM in person. Your vote is important. If you cannot attend the AGM in person, you are urged to complete, sign, date and return the accompanying Proxy Form as promptly as possible. We must receive the Proxy Form no later than 48 hours before the time of the AGM to ensure your representation at such meeting.

Shareholders may obtain a copy of the Company’s 2024 annual report, free of charge, from https://www.transhare.com/libang, or by contacting the Company at No. 190 Xizhang Road, Gushan Town, Jiangyin City, Jiangsu Province, People’s Republic of China, attention: Investor Relations, telephone: +86 0510-81630030, email: sales@libangco.cn.

Date: May 28, 2025

/s/ Feng Huang
Name: Feng Huang
Title: Chairman of the Board of Directors